Exhibit 99.1

Summit Therapeutics plc

(“Summit” or the “Company”)

SUMMIT THERAPEUTICS APPOINTS RALF ROSSKAMP, MD, AS CHIEF MEDICAL OFFICER

Oxford, UK, 2 September 2015 – Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy (‘DMD’) and C. difficile infection (‘CDI’), today announced the appointment of Dr Ralf Rosskamp as Chief Medical Officer. Dr Rosskamp was most recently Vice President, Global Clinical Development, at NPS Pharmaceuticals, where he oversaw the development of several rare disease drug candidates from early clinical stage through to regulatory approval. Dr Rosskamp will be based in the Company’s US office in Cambridge, Massachusetts.

“Dr Rosskamp’s 25 years of drug development and regulatory expertise, especially his experience with rare and paediatric diseases, are a great fit with Summit and our clinical programmes” said Glyn Edwards, Chief Executive Officer of Summit. “He is joining at a really exciting time as we initiate Phase 2 trials in our utrophin modulator programme for DMD and look forward to reporting data from our proof of concept Phase 2 trial of SMT19969 for CDI. We welcome him to the team.”

“Summit’s diverse programmes find common ground in their aim to truly advance the current state of care. In DMD, utrophin modulation has potential as a disease-modifying therapy for all patients with this devastating disease, and in CDI, Summit’s novel antibiotic candidate could reduce the rate of disease recurrence,” commented Dr Rosskamp. “I look forward to advancing both of these compounds as we seek to bring them to the patients in need.”

About Ralf Rosskamp, MD

Dr Rosskamp brings to Summit broad drug development and regulatory expertise from his career in the biotechnology industry. He has been responsible for numerous investigational new drug applications, the design and execution of clinical development programs, and new drug applications across multiple therapeutic areas including rare diseases. Dr Rosskamp has been involved in the approval of a number of products including Amaryl®, Lantus®, Apidra®, Simcor®, and most recently the FDA authorisation of Natpara® for the treatment of a rare endocrine disease called hypoparathyroidism.

Prior to joining NPS Pharmaceuticals, which was subsequently acquired by Shire Pharmaceuticals, he was Executive Vice President, R&D at rare disease specialist Ikaria. Dr Rosskamp has also served as Executive Vice President, R&D of Kos Pharmaceuticals (acquired by Abbott Labs), Vice President, Global Therapeutic Area Endocrinology, Metabolism, Rheumatology and Bone at Aventis Pharmaceuticals and Head, Clinical Research – Metabolism and Global Clinical Director, Recombinant Products at Hoechst AG. In his academic career, Dr Rosskamp served as Associate Professor, Pediatric Endocrinology in the Department of Pediatrics at the University of Bonn. He received his MD in paediatrics from the University of Bonn.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

For more information, please contact:

Summit Therapeutics Glyn Edwards / Richard Pye (UK office) Erik Ostrowski (US office)	Tel: +44 (0)1235 443 951 +1 617 294 6607

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7148 7900

N+1 Singer (Broker) Aubrey Powell / Jen Boorer	Tel: +44 (0)20 7496 3000

MacDougall Biomedical Communications (US media contact) Michelle Avery	Tel: +1 781 235 3060 mavery@macbiocom.com

Peckwater PR (Financial public relations, UK) Tarquin Edwards	Tel: +44 (0)7879 458 364 tarquin.edwards@peckwaterpr.co.uk

Forward Looking Statements

Any statements in this press release about Summit’s future expectations, plans and prospects, including but not limited to, statements about the clinical and preclinical development of Summit’s product candidates, the therapeutic potential of Summit’s product candidates, the timing of initiation, completion and availability of data from clinical trials and expectations regarding the sufficiency of Summit’s cash balance to fund operating expenses and capital expenditures, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from on-going and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for Summit’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that Summit makes with the Securities and Exchange Commission including Summit’s Annual Report on Form 20-F for the fiscal year ended January 31, 2015. Accordingly readers should not place undue reliance on forward looking statements or information. In addition, any forward looking statements included in this press release represent Summit’s views only as of the date of this release and should not be relied upon as representing Summit’s views as of any subsequent date. Summit specifically disclaims any obligation to update any forward-looking statements included in this press release.

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